5/20


03050646

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Caribbean Cement Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3715 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 5/21/03

82-3715

ARIS
12-31-02

Caribbean Cement Company Limited

Annual Report 2002


CARIB CEMENT


th
1952 - 2002
ANNIVERSARY

Fifty Years of Building Jamaica

THE DAILY GLEANER, SATURDAY, FEBRUARY 9, 1952

FIRST DELIVERY OF HOME-MADE CEMENT

[illegible]ctured cement stands beside the huge twin clay silos at the [illegible]rt. It was the first delivery of the home-made building [illegible]plant. Supplies of Carib cement went on the market for the

The Daily Gleaner, February 9, 1952

50 years of Caribbean Cement

CARIBBEAN CEMENT COMPANY Limited will celebrate fifty years of production on February 8. The commemorative logo to mark this event was unveiled recently at a function held to introduce Mr. Anthony Haynes, the new general manager to members of the business community.


ANNIVERSARY

– Contributed

From left: Arthur Lok Jack, chairman, Carib Cement board of directors; Arun Goyal, outgoing general manager, and Anthony Haynes, new general manager admire the 50th anniversary commemorative logo.

The Daily Gleaner, 50 years of Caribbean Cement, published January 27, 2002.

MISSION STATEMENT

CARIBBEAN CEMENT COMPANY LIMITED,

A MEMBER OF THE TCL GROUP OF COMPANIES,

IS COMMITTED TO PROVIDING HIGH

QUALITY PRODUCTS AND SERVICES IN AN

ENVIRONMENTALLY FRIENDLY MANNER,

ACHIEVING THE FINANCIAL OBJECTIVES

OF ITS SHAREHOLDERS, MEETING THE

NEEDS OF CUSTOMERS AND EMPLOYEES

WHILST ADDING VALUE TO THE

COMMUNITY.

CONTENTS

Directors and Corporate Data 3

Notice of Annual General Meeting 4

Chairman's Statement 5

General Manager's Report 8

The Senior Management Group 12

Subsidiary Companies 13

Celebrating Excellence – 2002 Awards 15

Customer Service 16

Carib Cement – A Good Corporate Citizen 18

Directors' Report 20

Ten Year Financial Summary 22

Auditors' Report 23

Financial Statements 2002 24

Proxy Form

Board of Directors & Corporate Data



Standing Left to Right: Rafael Añez, Yusuff Omar, Timothy Nafziger, Paul Stockhausen, Hollis Hosein.
Seated Left to Right: Rollin Bertrand, Brian Young, Walton James.

Caribbean Cement Company Limited
Registered Office: Rockfort, Kingston
Postal Address: P.O. Box 448, Kingston
Tel: (876) 928 6231-5 Fax: (876) 928 7381
Email: info@caribcement.com

Directors
Brian Young, F.C.A. – Chairman
Rafael Añez, B.S., MS.
Rollin Bertrand, Ph.D.
Hollis Hosein, F.C.C.A, C.A.
Walton James, B.Sc., Dip. Chem. Tech.
Timothy Nafziger, B.Arch., (appointed November 22, 2002)
Yusuff Omar, Dip. Mech.Eng.
Paul Stockhausen, B.Eng.

Arthur Lok Jack (Resigned July 10, 2002)
Aleem Mohammed, B.Sc. (Hons) M.B.B.S. (Resigned August 7, 2002)
Alejandro Rodriguez, B.A. (Bus.) (ceased August 23, 2002)

Company Secretary
Cordia J. Constable, LLB

Subsidiary Companies
Jamaica Gypsum & Quarries Limited, Harbour Head
Rockfort Mineral Bath Complex Limited, Rockfort
Caribbean Gypsum Company Limited, Rockfort

Attorneys-At-Law

Dunn Cox	Myers, Fletcher & Gordon
48 Duke Street	Park Place, 21 East Street
Kingston	Kingston

Auditors
PricewaterhouseCoopers
Scotiabank Centre
Duke Street
P.O. Box 372 Kingston

Bankers
Bank of Nova Scotia Jamaica Ltd.
Citibank, N.A.
National Commercial Bank Jamaica Ltd.
RBTT Bank Jamaica Ltd.

Registrar & Transfer Agent
Scotia Jamaica Investment Management Ltd.
4th Floor, Scotiabank Centre
Corner Duke & Port Royal Streets, Kingston
Tel: (876) 922 1000
Email: scotiatrust@cwjamaica.com





Notice of Annual General Meeting

NOTICE is hereby given that the FIFTY FOURTH ANNUAL GENERAL MEETING of CARIBBEAN CEMENT COMPANY LIMITED will be held at THE JAMAICA PEGASUS HOTEL, 81 Knutsford Boulevard, Kingston 5, on Tuesday, April 29, 2003 at 10:00 A.M. to transact the following business and to consider and, if thought fit, pass the following Resolutions:

1. **AUDITED ACCOUNTS FOR YEAR ENDED 31ST DECEMBER 2002**

   To receive the audited accounts for the year ended 31st December 2002, together with the Directors' and Auditors' Reports circulated therewith and to declare a dividend:

   (a) THAT the Balance Sheet and Profit & Loss Account for the year ended 31st December 2002, together with the Reports of the Directors and Auditors now submitted to this meeting, be and are hereby adopted; and

   (b) THAT a final dividend of seven cents per stock unit be and is hereby declared payable out of the profits of the Company, in respect of the year under review, to the holders of ordinary stock units registered at the close of business on May 14, 2003 and be paid on June 25, 2003.

2. **APPOINTMENT AND REMUNERATION OF AUDITORS**

   To appoint Auditors and authorise the Directors to fix the remuneration of the Auditors.

3. **ELECTION OF DIRECTORS**

   In accordance with Article 96 of the Company's Articles of Association, the following Directors retire by rotation and, being eligible, offer themselves for re-election:

   Mr. Rafael Anez
   Dr. Rollin Bertrand
   Mr. Walton James

   a) THAT the retiring Director, Mr. Rafael Anez, be and is hereby re-elected.

   b) THAT the retiring Director, Dr. Rollin Bertrand, be and is hereby re-elected.

   c) THAT the retiring Director, Mr. Walton James, be and is hereby re-elected.

   In accordance with Article 103 of the Company's Articles of Association, Mr. Timothy Nafziger having been appointed since the last Annual General Meeting, retires and, being eligible, offers himself for re-election:

   d) THAT the retiring Director, Mr. Timothy Nafziger, be and is hereby re-elected.

PURSUANT to Article 100 (A) of the Company's Articles of Association, members qualified to attend and vote at the meeting who wish to nominate a person (other than a retiring Director who may be re-appointed at the meeting) to stand as a Director shall deposit such nomination, in writing, signed by the member at the Registered Office of the Company situated at Rockfort, Kingston addressed to "The Company Secretary, Caribbean Cement Company Limited" between 8:00 a.m. on the 15th April 2003 and 4:00 p.m. on the 21st April 2003. Each such nomination shall be accompanied by a notice in writing, signed by the person nominated, indicating his/her willingness to be elected.

4. REMUNERATION OF DIRECTORS

   To fix the remuneration of the Directors:

   THAT the amount shown in the Accounts of the Company for the year ended 31st December 2002, as remuneration of the Directors for their services as Directors be and is hereby approved.

5. To transact any other business which may properly be transacted at an Annual General Meeting.

NOTE:
A member may appoint a proxy to attend and vote on his/her behalf. The proxy appointed need not be a member of the Company. An appropriate form of proxy accompanies this Notice.

The proxy form must be signed and deposited duly stamped at the Registered Office of the Company situated at Rockfort, Kingston addressed to "The Company Secretary, Caribbean Cement Company Limited" not less than forty-eight hours before the meeting.

By Order of the Board

Cordia J. Constable (Mrs.)
Company Secretary

Rockfort,
Kingston

March 1, 2003

CHAIRMAN'S STATEMENT

DEAR SHAREHOLDERS,

Carib Cement celebrated its fiftieth year of operations last year and it gives me the greatest pleasure to report that we achieved record performances in every business centre. The highest ever performance, in the history of this Company, was recorded in the areas of clinker production, cement production, cement sales, revenues and profits. These accomplishments in such an auspicious year speak well of our ability, not simply to survive, but to innovate and compete in this ever-changing world trade order.



Brian W. Young

The Company has continued to consolidate on the gains made since 1999. Net profit attributable to shareholders grew to $375M, an increase of 28% or $81M over the previous year. Earnings per share increased by 28% to $0.44 while Shareholders' Equity grew by 16% to $1.93B over the period. Though these percentage increases are very considerable the return on investment is still far from satisfactory.

...we achieved record performances in every business centre. The highest ever performance, in the history of this Company...

As we enter 2003, the threat of war in Iraq and the continuing political instability in Venezuela have influenced oil prices to rise and put greater pressure on the exchange rate. Cement plants like ourselves, which require a large amount of energy in the manufacture of cement, will be especially challenged to raise their efficiencies once again to counteract the expected rising costs.

Within Carib Cement, the past three years have been a period of consolidation and the institutionalizing of appropriate business systems. We have made great gains in several operational areas, especially in fuel efficiency and productivity. Through the Board Technical and Audit Committees, supported by the Internal Audit



Group Profit - $ MILLIONS
500
0
(500)
(1,000)
(1,500)
(2,000)

	96	97	98	99	00	01	02
PROFIT $M	282	(434)	(1,855)	(530)	286	294	375



Shareholders' Equity - $ MILLIONS
2,500
2,000
1,500
1,000
500
0
(500)
(1,000)

	96	97	98	99	00	01	02
$M	2,182	1,648	(521)	1,398	1,526	1,664	1,925

Department, we have tightened up on several work processes and have had these efforts validated by External Consultants. The time is appropriate now to invest in new plant and technology, to build on the gains made through improved management systems.



Earnings Per Share - CENTS
100
0
(100)
(200)
(300)
(400)
(500)
(600)
96 97 98 99 00 01 02
EPS 67 (103) (440) (83) 34 35 44

The focus in 2003 will be to optimize the existing plant and technology. To this end, several capital investments are being undertaken. These projects are geared at improving the environmental impacts of the plant, assuring maximum and continued availability of the Kiln 4 line and ensuring that the existing grinding plant is also made fully available. The Company will be working closely with an experienced cement technology firm to ensure that appropriate technology is employed in the upgrades and the newly installed plant.

Today's technology allows for large single line plants that can achieve environmental, energy and productivity targets that far surpass Carib Cement's present performance. Together with low labour costs, these modern plants will have a significant competitive advantage over Carib Cement.



Directors inspect Kiln improvement works

Over the next three years, steps will therefore be taken to retire low productivity lines and upgrade the existing dry process line so that electricity and fuel consumption will be reduced while productivity is increased. Specific initiatives that address the uncompetitive energy costs at Carib Cement will be put in place. Concurrent with the plant upgrades, specially designed developmental programs for Carib Cement personnel will be implemented to ensure that they are properly prepared to take advantage of the improved technology.



Coal Improvement Team

These initiatives require us to conserve the cash generated from operations and plough this back into the Company. This policy is in the best medium-term interests of our shareholders. In this regard your continuing support is appreciated.


Distribution of Shareholding
OTHER 12%
GOVERNMENT 1%
PENSION PLANS 2%
CORPORATE BODIES 2%
FINANCIAL INSTITUTIONS 4%
CEMEX (SCANCEM) 5%
TCL GROUP 74%
Other
Government
Pension Plans
Corporate Bodies
Financial Institutions
Cemex (Scancem)
TCL Group

... we intend to continue defending our *market against dumped* cement and will continue to vigorously pursue the legal options open to us, in the context of the rules of the World Trade Organization

At the same time we intend to continue defending our market against dumped cement and will continue to vigorously pursue the legal options open to us, in the context of the rules of the World Trade Organization.

On behalf of the Board of Directors, there are several persons to whom I would like to express our appreciation:

- Firstly, thanks to Mr. Arthur Lok Jack, who had held the responsibility of Chairman from April 1999 to July 2002, for his contribution over this period;
- To Dr. Aleem Mohammed and Mr. Alejandro Rodriguez who demitted office during the year, for their contribution to the Company;
- To Mrs. Cynthia Warmington, who held the position of Company Secretary for the past three years and who retired in October 2002, for the sterling service she provided;
- To our Management and Staff, who have continued to rise to the challenges posed and to deliver improving results, to the benefit of all our Stakeholders.



Cordia Constable makes presentation to Cynthia Warmington

Finally, we also wish to express our thanks to the shareholders for the confidence they continue to place in the Company and have the pleasure of recommending a dividend of seven cents per ordinary stock unit as dividends for the year 2002.

Brian W. Young
Chairman

General Manager's Report



F.L.A. Haynes

The year 2002 was noteworthy for Carib Cement, not only from the perspective that the Company was celebrating its fiftieth year of operations, but also that it was a year in which every significant performance record was broken. Net group profit rose 28% over 2001 to $375M, the highest ever in the Company's history.

The improved performance was directly attributable to the cement operations where new operational benchmarks have been set in every business sphere. Records were broken in all of the following areas:

- Clinker Production
- Cement Production
- Cement Dispatch and Sales

...it was a year in which every significant performance record was broken. Net group profit rose 28% over 2001 to $375M, the highest ever in the Company's history.

Financial Performance Review

Group revenue was $3.7B, up 16% on 2001's performance. This was due in the main part to increased cement sales revenue, as Carib Cement sold 25,747MT of cement more than 2001. Our continued focus on cost control and prudent cash management saw operating profit rise to $640M, up 24% over the previous year. Profit after finance costs and taxation amounted to $375M, up $81M or 28% over the prior year.

Our liquidity and capital base continued to improve and get stronger. The net cash generated from operating activities increased by 66% to $493M and cash and short-term funds improved by $238M. The working capital deficit improved by $364M and shareholders' equity rose 16% to $1.93B.


Operating Profit - $ MILLIONS
700
600
500
400
300
200
100
0
99
00
01
02
PROFIT $M
230
392
517
640


Group Revenue - $ MILLIONS
4000
3000
2000
1000
0
96
97
98
99
00
01
02
SALES $M
2,619
2,514
2,714
2,918
3,078
3,160
3,676

While many cost centres showed real cost savings through efficiency and productivity, we were adversely impacted in two main areas. Firstly, the Company imported 53,564MT of clinker during the year, to cover shortfalls in clinker production and provide security stock. Secondly, our financial performance was adversely affected by several external factors especially the fall in exchange rate, rising electricity costs associated with the movement in world energy prices and increased insurance costs following September 11.

While some of these issues fall outside our present control and deliberate strategies are being developed to counteract the threats they pose, Management's attention in 2003 will moreso, be focused on raising performance of clinker production.

Market Review

Cement sales volume grew 4% during the year and market share also grew one percentage point to 88%. Despite the anaemic economy, island wide cement sales increased moderately over last year and Carib Cement was able to enjoy some of this growth and achieve the *highest ever sales and revenue performance in* the history of the Company. This performance was achieved against the backdrop of unfair trading practices that have continued over the past years. The Company continues to defend our markets through the legal channels available and is working with statutory and government bodies to protect the interests of our various stakeholders and keep alive the national heritage that this Company represents.

Carib Cement has also taken steps to become more customer focused and market driven. Several marketing initiatives were executed last year with the intent of providing better service to our customers and strengthening relationships that date back to the start-up of this Company. A new cement depot was opened in Montego Bay and system changes implemented to make the purchase of cement by our customers easier and friendlier.

Operations Review

In every production centre, from limestone to cement dispatched, records were broken during the year. In addition key productive plant, viz Kiln 3 and Cement Mill 4, produced the highest ever daily, monthly and annual productions since commissioning. Great strides were also made in bringing down the cost of kiln fuel through the greater use of coal. Coal usage increased to 80% on Kiln 3 and just over 70% on Kiln 4 during 2002, up from the 67% in 2001.


Coal Usage 1999 - 2002
90%
80%
70%
60%
50%
40%
30%
20%
10%
Kiln #3
Kiln #4
1999
2000
2001
2002

Human Resource Management

The year 2002 was again characterised by stable industrial relations with no work stoppages and no issues requiring the intervention of a third party. We continue to recognize our employees, and their representative unions as strategic partners and will strive for a fair, amicable bilateral settlement of the new collective agreements that have now expired.

We also continued to invest in our human capital, delivering a total of 1127 man days of training for the year.

Community Relations

We continued to reach out to the communities we work in and to the larger community during 2002 and we are grateful for their support over the last year. Our continued involvement in community activities will contribute to the forging of even stronger links in 2003.

We continue to provide educational opportunities geared towards building Jamaica through our continued sponsorship of the HEART/NTA programs in Rockfort and through scholarships to secondary and tertiary learning institutions. The Company has also maintained its association with the MultiCare Foundation and continued to provide philanthropic support on an as needs basis.



The "STAR" Programme aimed at accelerated development of senior professionals who have been assessed as suitable for senior managerial positions. Participants in session with Mr. Gordon Draper of the Mona School of Business.



Bishop, the Hon. Carmen Stewart, Custos of St. Andrew, addresses Company personnel at a ceremony on Plant to mark the 50th Anniversary of the Company's operation.

Health, Safety and the Environment

In 2002 Carib Cement was able to rewrite the record set in 2001 for the longest period without any lost time accidents. We remain committed to a safe working environment with the goal of zero lost time accidents.

Our environmental program had mixed results last year. While some progress has been made in developing the environmental management system and in controlling fugitive emissions, there is still room for improvement. The ongoing program for the disposal of waste oil in Jamaica continued.

Outlook for 2003

Our improved performance in 2002 has been achieved in an environment where growth in the Jamaican economy has been disappointing. The events of September 11, coupled with a generally sluggish world economy, have had a particularly severe impact on our operating environment. Despite the Government of Jamaica's massive investment in roads and infrastructure projects last year the economy has not shown significant growth. The very adverse weather conditions experienced in May-June and then in September-October have also had a deleterious effect on all the business sectors.

Further, the parent Company was the subject of a hostile takeover bid by Cemex S.A. de C.V., the TCL Group's largest single shareholder. While the bid was not successful, the period posed a severe distraction to the Management and employees of the Company.

As we enter 2003, while the business environment remains very challenging having regard to the threat of war and rising oil prices; the imminent commencement of the Free Trade of the America's Agreement; the unresolved issues of dumped cement and the continuing social issues of poverty and crime, we remain optimistic about the future and will look to maintain the growth path that was embarked upon in 1999 when the TCL Group acquired majority shareholding in the Company. The local economy is expected to rebound and we expect that the cement markets will continue to grow. In 2003 we will therefore focus on the following three areas:

- **We will continue to start with the customer and work backwards. To this end we have strengthened our staffing in customer relations; we will be opening another sales depot in central Jamaica and will continue to make the sales procedures more relevant and appropriate.**

  The company will continue its programme of product diversification with the development of two additional products which are slated for introduction to the market during the course of the year.

- **Internally, during the first quarter of this year we will spend approximately $150M upgrading and de-bottlenecking the Kiln 4 Line to ensure the plant delivers the production for which it is rated and significantly improves its environmental performance. This major initiative will be supported by further capital works and further strengthening of our work systems, which will provide other efficiency and productivity gains, reduce the environmental impact of our operations and reduce costs in the operational areas.**

- **Our focus on people development will continue as we strive to continue to build teamness and sharpen the technical skills we need to operate at world-class standards.**

F.L.A. Haynes
General Manager

THE SENIOR MANAGEMENT GROUP



Standing Left to Right:
Ken Wiltshire, Dalmain Small, Maxwell Brooks, Francis Haynes, Chester Adams, Phillip Yeung, Orvillle Hill, Derrick Isaac.

Seated Left to Right:
Alice Hyde, Paul Lue Lim and Cordia Constable.

General Manager - *F.L.A. Haynes*
Manufacturing Manager - *Chester Adams*
Quarry Manager - *Maxwell Brooks*
Company Secretary - *Cordia Constable*
Finance Manager - *Orville Hill*
Marketing Manager - *Alice Hyde*
Materials Manager - *Derrick Isaac*
Technical Operations Manager - *Paul Lue Lim*
Human Resource Manager - *Dalmain Small*
Planning & Development Manager - *Ken Wiltshire*
Engineering Services Manager - *Phillip Yeung*

Subsidiary Companies

Jamaica Gypsum & Quarries Limited

Jamaica Gypsum & Quarries Limited, a wholly owned subsidiary, was acquired from the National Investment Bank of Jamaica in 1990 as part of the Company's strategy to control its major sources of raw material. JGQ is one of the main producers of gypsum and anhydrite in the region and most of its products are exported to markets in South America and the Caribbean.

Registered Office	:	Rockfort, Kingston
Postal Address	:	Rockfort, P.O. Box 11, Kingston 2

Tel: (876) 928 6102/6
Fax: (876) 938 7010

Board of Directors & Senior Officers as at March 1, 2003

Jamaica Gypsum & Quarries Limited
Rockfort Mineral Bath Complex Limited

Board of Directors
Brian Young (Chairman)
Rafael Añez
Rollin Bertrand
Hollis Hosein
Walton James
Timothy Nafziger
Yusuff Omar
Paul Stockhausen

Senior Officers
F.L.A. Haynes - General Manager
Orville Hill- Finance Manager
Cordia J. Constable- Company Secretary

Rockfort Mineral Bath Complex Limited

In 1992, Rockfort Mineral Bath Complex Limited was incorporated, as a wholly-owned subsidiary of Caribbean Cement Company Limited (CCCL), to restore the historical site and operate the spa as one of the Company's community outreach programmes. The site is a national monument under the aegis of the Jamaica National Heritage Trust. In the year 2000, the facilities were sublet to a third party as a part of CCCL's restructuring process aimed at focusing on its core business. The operations continued on this basis throughout the year 2002.

Registered Office	:	Rockfort, Kingston
Postal Address	:	Rockfort, P.O. Box 208, Kingston 2

Tel: (876) 928 6231-5
Fax: (876) 928 7381

CARIBBEAN GYPSUM COMPANY LIMITED

During the previous year, 2001, the Company increased its stake in the Caribbean Gypsum Company bringing it to the level of a wholly-owned subsidiary. Its major asset is 167 acres of gypsum/anhydrite quarry lands which considerably enhance the reserves of raw material available to the CCCL Group. There is no quarrying or trading at this time.

Registered Office : Rockfort, Kingston

Tel: (876) 928 6231-5
Fax: (876) 928 7381

Board of Directors & Senior Officers as at March 1, 2003

Caribbean Gypsum Company Limited

Board of Directors
Brian Young (Chairman)
Rollin Bertrand
Walton James
Yusuff Omar
Paul Stockhausen

Senior Officer
Cordia J. Constable- Company Secretary



Rebricking of kiln.

CELEBRATING EXCELLENCE 2002 AWARDS



Employee of the Year and Nominee for the TCL Group Chairman's Award, Everoy Thomas, (right) Planner in the Engineering Services Department, is congratulated by TCL Group Chairman Andy Bhajan.



Outstanding Employees – General Manager's Awardees 2002: *(l-r) General Manager – Francis Haynes, Carlton Spence (JGQ),* Mrs. Sonia Thomas, Wayne Phipps, Donovan Ferguson, Everoy Thomas, Brett Johnson, Mrs. Denise Minto, Selvin Henry.



Long Service Awardees who have served for periods of 10 to 30 years.



Business House Football Champions 2002 led by Captain Norman *Spence (Back row – 5th from right), Coach, Paul Laidley (Back row - 3rd* from right), Manager, Devon Howell (Back row - far right).

At Carib Cement's Awards Ceremony held on December 13, 2002, a number of employees were recognized in respect of their performance and their years of valuable service.

Ten persons who had achieved outstanding *levels of performance and who displayed* exemplary attitudes and competence in their *areas of work were recognized by their peers* and nominated by their Departments for the General Manager's Awards. From *among these,* Mr. Everoy Thomas, a Planner in the Engineering Services Department, was nominated for the TCL Group Chairman's Award.

In addition 26 persons who had given service for periods ranging from 10 to 30 years were recipients of awards.

Excellence was also celebrated in the sporting arena where the Company's Football Team became the Business House Division 1 and the Business House Challenge Trophy Champions for 2002.

The Company commends and congratulates its present and past personnel who together over the last 50 years have contributed to its growth and participated in its objective of "Building Jamaica."

CUSTOMER SERVICE


McBay Depot
Montego Bay
Discovery Bay
Ocho Rios
Proposed Mandeville Depot
Black River
May Pen
KINGSTON
Rockfort Plant
Port Esquivel
Alligator Pond
Morant Bay
Rocky Point



Montego Bay Depot opening: Chamber of Commerce President, Mark Kerr-Jarrett (3rd left) cuts the ribbon. Others are (l-r) Mrs. Alice Hyde - Sales & Marketing Manager, Adrian Spencer – Senior Marketing Officer and Francis Haynes – General Manager

Carib Cement is committed to providing all its customers with an excellent quality product and superior customer service. To this end, the Company continued its focus on its customers during 2002 to ensure that they are provided with value-added services.

As a part of its 50th Anniversary celebrations, Carib Cement hosted a special awards function in Montego Bay for its valued distributors during June 2002. The function was held in appreciation of Carib Cement customers who have supported the Company over the last 50 years and special mention must be made of Mr. A S. Cambridge of A.S. Cambridge Ltd., who has been a customer of Carib Cement since it began its operations in 1952.

The Montego Bay Depot was re-opened in June to the satisfaction of customers in the western end of the island. A delivery service is also now available for these customers. In addition, plans are underway to open a mid-island depot in Mandeville by the second quarter of 2003.

The intention is to offer our customers in strategic locations outside of Kingston, the convenience of having our product available closer to them.

During 2003 there will also be improvements in the packaging of our products with the introduction in the first quarter of a new and higher strength bag. The Company will continue its programme for the development of new products with two additional products slated for introduction to the market during the course of the year. Technical assistance will also continue to be offered to assist our customers in maximizing the efficiency of their operations.



A 50 year relationship:
Mr. A.S. Cambridge of A.S. Cambridge Ltd., a customer of 50 years standing receives a commemorative plaque from Director Paul Stockhausen.



Display at Company sponsored St. Catherine Chamber of Commerce Trade Show and Food Festival increases consumer awareness of the product.

Carib Cement-
A Good Corporate Citizen

In 2002, Carib Cement remained focused on its thrust of "Building Jamaica". The Company continued its contribution to the improvement of education and community development. This was done through support of its core projects namely the MultiCare Foundation and its annual Community Skills Training Programme, as well as through donations and sponsorships to various institutions across the island.

The MultiCare Foundation was founded ten years ago by Cable & Wireless, the ICD Group and Caribbean Cement Company and it continues to offer positive alternatives to inner-city youth through the many programmes which it sponsors.



MultiCare Campers on a nature trail at the MultiCare Environmental Residential Sports Summer Camp in the St. Andrew hills. Held annually, the camp exposes inner-city children to rural life, enabling them to observe plants and animals in their natural habitat.


CEMENT

MultiCare Week Celebration

The Annual Skills Training Programme again facilitated the training of members of the community in four skills at the HEART Trust/NTA, Rockfort Vocational Training Centre. The programme was started in response to a need to empower members of the community with marketable skills.


SOCIETY

Silvera Castro, Industrial Relations Officer and Lystra Sharp, Public Relations Officer present the Company's donation to the Jamaica Red Cross to aid Bull Bay Flood Victims.


CARIBBEAN CEMENT

Opening of Community Skills Training Programme sponsored by the Company.

Through the Jamaica Red Cross, the Company also assisted the flood victims in the Bull Bay area and continues to meet with various bodies to find a long-term solution for flooding in the area.

Despite the economic challenges, Carib Cement remains sensitive to the various sectors of the Jamaican public, and is proud to be a part of the process of community and nation building.



Graduation ceremony marks end of annual Skills Training Programme at HEART Trust/NTA, Rockfort Vocational Training Centre.

DIRECTORS' REPORT

The Directors submit this report and the audited Financial Statements for the year ended December 31, 2002.

FINANCIAL RESULTS

Results for the year are shown on pages 24 to 49 in the Financial Statements. These results reflect the operations and financial position of the Company and it subsidiaries, Jamaica Gypsum & Quarries Limited, Rockfort Mineral Bath Complex Limited and Caribbean Gypsum Company Limited.

Highlights are set out in the table below:

HIGHLIGHTS OF THE YEAR

	2002	**2001**
	$ million	**$ million**
Turnover	3,676.27	3,160.40
Net Profit	374.77	293.84
Total Net Assets	1,925.24	1,664.24
Dividend proposed	-	42.56
Dividend paid	42.56	42.56
Profit per stock unit	44.0 cents	34.5 cents

DIVIDENDS

The Directors recommend that at the Annual General Meeting the stockholders declare a final dividend of seven cents per stock unit payable out of the profits of the Company in respect of the year under review. This dividend to be paid on June 25, 2003 to stockholders registered at the close of business on May 14, 2003. This payment will cost $59.8 million.

AUDITORS

It is the policy of the Trinidad Cement Company Limited (TCL) Group of Companies, of which Caribbean Cement Company Limited is a subsidiary, to tender for external audit services every five years.

Pursuant to the tender policy and best international governance practices, the Directors of Caribbean Cement Company Limited recommend that the Auditors of TCL be also appointed as the Company's Auditors. In this regard, a resolution will be submitted for the Shareholders' approval at the next Annual General Meeting.

DIRECTORS

The Directors in office at March 1, 2003 are as follows:

Brian Young	Walton James
Rafael Añez	Timothy Nafziger
Rollin Bertrand	Yusuff Omar
Hollis Hosein	Paul Stockhausen

The Directors due to retire by rotation in accordance with the provisions of Article 96 of the Articles of Association are Mr. Rafael Añez, Dr. Rollin Bertrand and Mr. Walton James who being eligible, offer themselves for re-election.

Mr. Timothy Nafziger who was appointed to the Board since the last Annual General Meeting will cease to hold office pursuant to Article 103 and being eligible, offers himself for election.

Mr. Arthur Lok Jack and Dr. Aleem Mohammed resigned from the Board on July 10 and August 7, 2002 respectively and Mr. Alejandro Rodriguez ceased to hold office on August 23, 2002. The Board wishes to express its sincere appreciation to these Directors for their contribution to the Company.

TEN LARGEST STOCKHOLDERS AS AT DECEMBER 31, 2002

TCL Nevis Limited	558,668,942
Trinidad Cement Limited	71,876,497
Scancem International (St. Lucia) Ltd.	42,187,482
Scotia Jamaica Trust & Merchant Bank Limited – Account 542	12,155,897
Roytrin Securities Limited	11,400,000
National Insurance Fund	6,394,833
Gleaner Superannuation Fund	4,657,179
Manchester Pension Trust Fund Limited	4,424,375
Scojampen Limited	3,667,468
West Indies Trust Company – Account 109	3,488,494
TOTAL	718,921,167

SENIOR MANAGERS' STOCKHOLDINGS AS AT DECEMBER 31, 2002.

Chester Adams	9,000
Maxwell Brooks	24,847
Dalmain Small	1,125
TOTAL	34,972

No Director or any person/company connected to him has a stockholding interest in the Company.

The Directors wish to express thanks to the management and staff for their continued commitment and hard work and for the progress achieved in 2002.

On behalf of the Board of Directors, dated this 1st day of March, 2003.

BRIAN YOUNG
Chairman

TEN YEAR FINANCIAL SUMMARY

(In $'000 except for items *)

	2002	2001	Restated 2000	1999	1998	1997	1996	1995	1994	1993
SALES	3,676,266	3,160,402	3,078,031	2,917,558	2,713,736	2,514,314	2,619,209	2,218,169	1,738,434	1,243,173
Profit/(Loss) before taxation and Extraordinary Items	526,083	394,409	388,146	(788,147)	(2,169,048)	(473,736)	281,623	179,351	148,127	180,852
Extraordinary Items	-	-	-	-	-	(17,777)	-	-	-	-
Taxation (1997 restated for comparison)	(151,311)	(100,567)	(102,220)	257,952	313,927	57,719	-	-	-	-
Net Profit/(Loss) (1997 restated for comparison)	374,772	293,842	285,926	(530,195)	(1,855,121)	(433,794)	281,623	179,351	148,127	180,852
*Net Profit/(Loss) per Share	0.44	0.35	0.34	(0.83)	(4.40)	(1.03)	0.67	0.43	0.35	0.43
Cash Distribution/ Dividend Proposed	-	42,557	42,557	-	-	42,204	-	31,652	-	14,068
*Cash Distribution/ Dividend per Share	-	0.05	0.05	-	-	0.10	-	0.08	-	0.10
Shareholders Equity	1,925,235	1,664,238	1,526,460	1,398,265	(520,925)	1,648,124	2,181,841	1,909,515	1,790,873	1,677,323
*Share Holders' Equity Per Share	2.26	1.96	1.79	1.64	(1.23)	3.91	5.17	4.52	4.24	3.97
Capital Expenditure - Other	38,225	75,219	44,614	10,857	589,746	87,873	35,669	32,223	97,588	169,816
Capital Expenditure - CWIP	121,694	77,899	136,213	35,048	322,847	671,906	480,725	578,058	463,341	398,895
Depreciation	191,034	175,932	180,506	195,475	239,932	213,079	140,961	134,269	91,925	67,301
Working Capital	(229,247)	(592,808)	(752,754)	(821,835)	(3,703,722)	(1,544,228)	135,968	99,238	18,354	65,059
Property Plant & Equipment Before Depreciation	3,655,789	3,498,180	3,343,802	3,199,414	5,210,495	5,366,879	4,608,460	4,093,659	3,490,500	2,930,745
Long Term debt	558	81,745	179,011	270,782	783,334	1,278,481	1,879,819	1,690,772	1,208,565	898,613
*Cement imported (tonnes)	12,311	-	95,236	116,915	-	-	22,600	67,454	91,506	66,446
*Clinker imported (tonnes)	53,564	39,852	-	-	-	80,019	-	-	-	-
*Production										
Cement	613,981	596,247	521,344	501,148	557,991	588,288	555,125	523,462	445,531	450,719
Clinker	532,140	511,598	528,134	463,962	505,575	456,891	521,601	504,920	417,291	436,367
*Cement Sold - tonnes										
Local	620,319	594,669	603,962	601,367	557,729	575,323	565,390	562,773	524,298	502,135
Export	4,912	4,815	-	227	14,672	16,013	8,779	20,313	12,300	12,200
TOTAL	625,231	599,484	603,962	601,594	572,401	591,336	574,169	583,086	536,598	514,335

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Scotiabank Centre
Duke Street
Box 372
Kingston Jamaica
Telephone (876) 922 6230
Facsimile (876) 922 7581

17 February 2003

To the Members of
Caribbean Cement Company Limited
Kingston

Auditors' Report

We have audited the financial statements set out on pages 24 to 49. These financial statements are the responsibility of the directors and management. The directors and management are required to select suitable accounting policies and then apply them consistently, make judgements and estimates that are reasonable and prudent, follow applicable accounting standards and prepare the financial statements on a going concern basis unless it is inappropriate to presume that the company will continue in business. The directors and management are responsible for keeping proper accounting records, for safeguarding the assets of the company, and for the prevention and detection of fraud and other irregularities. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain all the information and explanations which we considered necessary to provide us with reasonable assurance that the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. It also includes assessing the accounting principles used and significant estimates made by the directors and management, as well as evaluating the overall financial statements presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, proper accounting records have been kept and the financial statements, which are in agreement therewith, give a true and fair view of the state of affairs of the group and the company as at 31 December 2002 and of the results of operations and cash flows of the group and the company and changes in stockholders equity for the group and the company for the year then ended, and have been prepared in accordance with Jamaican generally accepted accounting principles and comply with the provisions of the Jamaican Companies Act.

PricewaterhouseCoopers

Chartered Accountants
Kingston, Jamaica

Group Profit & Loss Account

Year Ended 31 December 2002

Thousands of Jamaican dollars	Notes	2002	2001
Revenue		**3,676,266**	**3,160,402**
Operating profit	3	640,317	517,323
Finance costs - net	5	(114,234)	(122,914)
Profit before Taxation		**526,083**	**394,409**
Taxation	7	**(151,311)**	**(100,567)**
Profit after Taxation	8	**374,772**	**293,842**

		Cents	Cents
EARNINGS PER ORDINARY STOCK UNIT	9	44.0	34.5

The attached statements and notes set out on pages 26 to 45 form an integral part of these financial statements

Group Balance Sheet

31 December 2002

Thousands of Jamaican dollars	Notes	2002	2001
Non-Current Assets			
Property, plant and equipment	11	2,278,096	2,310,536
Investments	12	6,775	6,775
Long term receivable	13	470	470
Deferred tax asset	14	-	21,010
		2,285,341	**2,338,791**
Current Assets			
Inventories	15	947,295	865,718
Receivables and prepayments	16	87,169	89,476
Due from related companies	17	21,986	20,360
Taxation recoverable		22,386	21,301
Cash and short term deposits	18	175,224	47,120
		1,254,060	**1,043,975**
Current Liabilities			
Bank advances	20	18,647	128,494
Payables and accruals	21	818,230	722,240
Due to parent and related companies	22	561,418	643,485
Current portion of long term loans	23	85,012	100,007
Dividend proposed	24	-	42,557
		1,483,307	**1,636,783**
Working Capital Deficit		**(229,247)**	**(592,808)**
Non-Current Liability			
Medium and long term loans	23	558	81,745
Deferred tax liability	14	130,301	-
		130,859	**81,745**
Total Net Assets		**1,925,235**	**1,664,238**
Stockholders' Equity			
Share capital	25	425,569	425,569
Reserves		743,040	368,268
		1,168,609	**793,837**
Deferred Gain	6	756,626	870,401
Group Equity		**1,925,235**	**1,664,238**

The attached statements and notes set out on pages 26 to 45 form an integral part of these financial statements.

Approved on behalf of the Board

Dr. Rollin Bertrand — Director

Hollis Hosein — Director

Group Statement of Changes in Equity

Year ended 31 December 2002

Thousands of Jamaican dollars	Share Capital	Share Premium	Revaluation Reserve	Realised Capital Gain	Consolidation	Accumulated (Losses)	Total Reserves	Stockholders' Equity
Balance at 1 January 2002	**425,569**	**1,383,268**	**732,580**	**253,296**	**(17,489)**	**(1,983,387)**	368,268	**793,837**
Net profit for the year	-	-	-	-	-	374,772	374,772	374,772
Transfer of realised gain (Note 6)	-	-	-	113,775	-	(113,775)	-	-
Amortisation for the year (Note 26)	-	-	(47,462)	47,462	-	-	-	-
Balance at 31 December 2002	**425,569**	**1,383,268**	**685,118**	**414,533**	**(17,489)**	**(1,722,390)**	**743,040**	**1,168,609**
Balance at 1 January 2001								
As previously reported	**425,569**	**1,383,268**	**780,042**	**134,616**	**(17,757)**	**(2,089,770)**	**190,399**	**615,968**
Prior year adjustments	-	-	-	-	-	(73,684)	(73,684)	(73,684)
As restated	425,569	1,383,268	780,042	134,616	(17,757)	(2,163,454)	116,715	542,284
Net profit for the year	-	-	-	-	-	293,842	293,842	293,842
Transfer of realised gain (Note 6)	-	-	-	113,775	-	(113,775)	-	-
Amortisation for the year (Note 26)	-	-	(47,462)	47,462	-	-	-	-
Goodwill on acquisition of subsidiary (Note 27)	-	-	-	-	268	-	268	268
Transfer to profit and loss account	-	-	-	(42,557)	-	42,557	-	-
Dividends (Note 24)	-	-	-	-	-	(42,557)	(42,557)	(42,557)
Balance at 31 December 2001	**425,569**	**1,383,268**	**732,580**	**253,296**	**(17,489)**	**(1,983,387)**	**368,268**	**793,837**

Statement of Group Cash Flows

Year ended 31 December 2002

Thousands of Jamaican Dollars	2002	2001
Operating Activities		
Profit after taxation	374,772	293,842
Adjustments to Reconcile Net Profit to Net Cash Generated		
By Operating Activities:		
Depreciation	191,034	175,932
Write back of provision for inventories	(1,639)	(13,989)
Amortisation of deferred gain and charges	(113,775)	(113,775)
Gain on disposal of fixed assets	(52)	(1,138)
Deferred taxation	151,311	100,567
	601,651	441,439
Increase/(decrease) in:		
Inventories	(79,938)	(82,605)
Receivables	2,307	(4,152)
Payables and accruals	95,990	(193,867)
Due from/(to) parent and related companies	(83,693)	138,391
Taxation	(1,085)	(652)
Effect of acquisition of subsidiary	-	(1,333)
Proposed dividend paid	(42,557)	-
Net Cash Generated by Operating Activities	**492,675**	**297,221**
Investing Activities		
Additions to fixed assets	(159,919)	(153,118)
Acquisition of subsidiary	-	(3,399)
Sale of investments	-	600
Net Cash Used in Investing Activities	**(159,919)**	**(155,917)**
Financing Activities		
Repayment of long term loans	(96,182)	(98,866)
Proceeds from disposal of fixed assets	1,377	1,591
Dividends	-	(42,557)
Net Cash Used in Financing Activities	**(94,805)**	**(139,832)**
Increase in Cash and Short Term Funds	237,951	1,472
Bank Advances – Beginning of Year	**(81,374)**	**(82,846)**
Cash and Short Term Funds/(Bank Advances) – End of Year	**156,577**	**(81,374)**
Represented by:		
Cash and Short Term Funds	175,224	47,120
Bank Advances	(18,647)	(128,494)
	156,577	**(81,374)**

1 Principal Activities

The parent company and its subsidiaries are incorporated under the Laws of Jamaica. The group's principal activities are the manufacture and sale of cement and the mining and sale of gypsum.

The company is a 65.65% owned subsidiary of TCL (Nevis) Limited. TCL (Nevis) Limited is a wholly owned subsidiary of Trinidad Cement Limited (TCL) who also owns 8.45% of the ordinary shares of the company.

2 Significant Accounting Policies

a) Basis of preparation

These financial statements have been prepared under the historical cost convention, modified to take account of the revaluation of certain land, buildings, plant and machinery and in accordance with Jamaican generally accepted accounting principles and therefore include all required material disclosures.

In addition, the company has adopted International Accounting Standards (IAS) 19 – Employee Benefits and IAS 12 – Income Taxes and accordingly these financial statements reflect all the required material disclosures of these standards.

b) Comparative information

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

c) Basis of consolidation

Subsidiary undertakings, being those companies in which the Group, directly or indirectly, has an interest of more than one half of the voting rights, have been fully consolidated. All intercompany transactions and balances and unrealised surpluses and deficits on transactions between group companies have been eliminated

The excess of the cost of acquisition over the fair values of the assets and liabilities acquired is set off against reserves as a consolidation adjustment (Goodwill).

A listing of the Group's subsidiaries is set out in note 12.

d) Borrowings

Borrowings are stated initially at the proceeds received. In subsequent periods, borrowings are stated at amortised cost using the effective yield method; any difference between proceeds and the redemption value is recognised in the profit and loss account over the period of the borrowings.

e) Investments

Equity investments in subsidiaries and other companies, classified as long term, are stated at cost and provision is only made where, in the opinion of the Directors, there is a permanent diminution in value.

2 Significant Accounting Policies (Continued)

f) Property, Plant and Equipment

It is the Group's policy to account for property, plant and equipment at cost except for certain plant and equipment which were professionally revalued in 1991 and in prior years and the respective asset values adjusted accordingly. Subsequent thereto, all property, plant and equipment have been recorded at cost.

Depreciation is provided on the straight line basis at rates estimated to write-off the assets over their expected useful lives. The estimated useful lives of assets are reviewed periodically, taking account of commercial and technological obsolescence as well as normal wear and tear, and the depreciation rates are adjusted if appropriate.
Current rates of depreciation are:

Buildings	-	2.5%	to	5%
Plant, machinery and equipment	-	3%	to	33.3%
Motor vehicles	-	20%	to	33.3%
Office furniture and equipment	-	25%	to	33.3%

Leasehold land and improvements are amortised over the remaining term of the lease.

It is the Group's policy to capitalise interest on loans specific to capital projects during the period of construction. Repairs and renewals are charged against income when the expenditure is incurred.

g) Inventories

Plant spares and raw materials are valued at the lower of weighted average cost and net realisable value. Work in progress and finished goods are valued at the lower of cost including attributable production overheads, and net realisable value. Net realisable value is the estimate of the selling price less the costs of completion and selling expenses.

h) Foreign currencies

Transactions in foreign currencies are recorded in Jamaican dollars at the rates ruling at the dates of transaction. Assets and liabilities in foreign currencies are translated at rates ruling at the balance sheet date. Differences arising there from are reflected in the current year's results.

i) Taxation

The Group recognises all deferred tax assets and liabilities arising from temporary differences which result mainly from the excess of capital allowances allowed for tax over depreciation charged. The liability method of accounting for deferred taxation is followed whereby the deferred tax asset or liability is recorded at the current income tax rate.

j) Pension plans

The parent company has a defined contribution pension scheme for all permanent employees which is managed by an outside agency. The company's liability is limited to its contributions which are accounted for on the accrual basis and charged to the profit and loss account in the period to which they relate.

2. Significant Accounting Policies (Continued)

k) **Revenue**

Revenue is recognised upon delivery of products and customer acceptance or performance of services, if any, net of general consumption tax and discounts and after eliminating sales within the Group.

Interest and investment income are recognised as they accrue unless collectibility is in doubt.

l) **Trade receivables**

Trade receivables are carried at anticipated realisable value. A provision is made for doubtful receivables based on a review of outstanding amounts at the year end.

m) **Earnings per stock unit**

Earnings per stock unit is computed by dividing profit attributable to ordinary stockholders by the weighted average number of ordinary stock units in issue during the year.

n) **Use of estimates**

The preparation of financial statements in conformity with Jamaican generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

o) **Financial instruments**

Financial instruments carried on the balance sheet include cash and bank balances, short term deposits, receivables, medium and long term loans, related company balances, payables and other liabilities. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The fair values of the group's and the company's other financial instruments are discussed in note 29.

p) **Provisions**

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Employee leave entitlement

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date.

q) **Operating leases**

Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor, are classified as operating leases. Payments made under operating leases are charged to the statement of earnings on a straight-line basis over the period of the lease.

r) **Deferred expenditure**

The costs of installed refractories, chains and grinding media are amortised over a period of six to twelve months to match the estimated period of their economic usefulness.

Thousands of Jamaican dollars	Group		Parent	
	2002	2001	2002	2001
3. Operating Profit				
Revenue	3,676,266	3,160,402	3,630,408	3,061,060
Raw materials, finished goods and consumables	874,471	620,515	856,362	603,975
Fuels and electricity	779,290	651,983	771,639	644,860
Personnel remuneration and benefits (Note 4)	714,795	628,270	693,712	610,290
Depreciation	191,034	175,932	180,823	165,809
Other operating expenses	663,133	750,741	624,087	699,897
Changes in inventories of finished goods and work in progress	(21,918)	(26,339)	(21,049)	(26,628)
	3,200,805	2,801,102	3,105,574	2,698,203
Other income	164,856	158,023	153,699	152,533
Profit from Operations	**640,317**	**517,323**	**678,533**	**515,390**
Other income includes:				
Amortisation of deferred gain (Note 6)	(113,775)	(113,775)	(113,775)	(113,775)
Gain on disposal of fixed assets	(52)	(1,138)	(52)	(1,138)
Operating profit is stated net of:				
Audit fees				
Current year	2,975	2,975	2,551	2,551
Prior year	-	-	(125)	-
Directors' emoluments				
Fees	3,565	4,070	3,565	4,070
Management remuneration	2,864	2,518	2,864	2,518
Compensation for loss of office	-	9,725	-	9,725
Technical assistance fees and related charges	47,069	52,071	47,069	52,071
Operating lease charges	503,234	476,895	503,234	476,895

Thousands of Jamaican dollars	Group		Parent	
	2002	2001	2002	2001
4. Personnel Remuneration and Benefits				
Wages and salaries	578,484	505,499	562,060	489,082
Statutory contributions	49,751	43,394	48,220	41,831
Pension costs (Note 31)	24,108	24,193	24,108	24,193
Other post retirement benefits	-	9,725	-	9,725
Other personnel costs	62,452	45,459	59,324	45,459
	714,795	628,270	693,712	610,290
Average number of employees:				
Full - time	284	264	254	250
Part - time	53	27	45	10
	337	291	299	260
5. Finance Costs - Net				
Interest expense	70,644	84,806	70,038	84,383
Interest income	(8,187)	(5,272)	(8,018)	(5,013)
	62,457	79,534	62,020	79,370
Loss on currency exchange	51,777	43,380	53,741	44,997
	114,234	122,914	115,761	124,367
6. Deferred Gain				
Balance at 1 January	870,401	984,176	870,401	984,176
Amortisation for the year	(113,775)	(113,775)	(113,775)	(113,775)
Balance at 31 December	756,626	870,401	756,626	870,401

Deferred gain represents the profit from the sale of certain machinery and equipment in August 1999 which is being credited to the profit and loss account over the 10 year period of the operating lease (Note 30 (b)).

The current and prior year amortisation gains were transferred to capital reserve as realised capital gains.

Thousands of Jamaican dollars	Parent	
	2002	2001

7. Taxation

(a) Taxation charge

	2002	2001
Decrease in deferred tax asset	151,311	100,567
Taxation charge (Note 14(a) & 14(b))	151,311	100,567

(b) Reconciliation of applicable tax charge to effective tax charge

	2002	2001
Profit before taxation	562,772	391,023
Tax calculated at 33 1/3% (2001 – 33 1/3%)	187,591	130,341
Income not subject to tax	(42,462)	(61,623)
Net effect of other charges and allowances	6,182	31,849
Effective tax charge	151,311	100,567

The Group and the parent company have available tax losses of $1,361,879,000 (2001 - $1,810,869,000) and $638,131,000 (2001 - $1,116,857,000) respectively for set off against future taxable profits. Tax losses of the subsidiaries amount to $723,748,000 (2001 - $694,012,000) and are available for set off against future taxable profits. These tax losses can be carried forward indefinitely subject to agreement with the Taxpayer Audit and Assessment Department.

8. Profit After Taxation and Accumulated Losses

i) The net profit is dealt with in the financial statements as follows:

	2002	2001
Parent company	411,461	290,456
Subsidiaries	(36,689)	3,386
	374,772	293,842

ii) The accumulated deficit is reflected in the financial statements as follows:

	2002	2001
Parent company	(1,024,452)	(1,322,138)
Subsidiaries	(697,938)	(661,249)
	(1,722,390)	(1,983,387)

Thousands of Jamaican dollars	Group		Parent	
	2002	2001	2002	2001
9. Earnings per Ordinary Stock Unit				
Net profit attributable to stockholders	374,772	293,842	411,461	290,456
Number of stock units in issue (thousands)	851,138	851,138	851,138	851,138
Profit per stock unit-cents	44.0	34.5	48.3	34.1

10. Related Party Balances and Transactions

In accordance with a Technical Assistance Agreement with the TCL Group, a 74.1% shareholder, technical fees are charged in these financial statements and amounted to $47,069,000 (2001 – $52,071,000). The balance outstanding at 31 December 2002 - $55,418,000 (2001 - $57,534,000).

Sales of gypsum and shale valued at $15,562,000 (2001 - $17,963,000) were made by a wholly owned subsidiary, Jamaica Gypsum and Quarries Limited to TCL Group.

The company purchased products from the TCL Group amounting $124,203,000 (2001 - $98,394,000).

At year end, the company owed short term advances of US$4,000,000 (2001 - US$8,869,000) and TT$22,027,000 (2001 – NIL) at interest rates of 5.89 and 11.25 per cent respectively to TCL Group. The advances owed in Trinidad & Tobago dollars resulted from the conversion of one of the advances previously denominated in United States dollars. Interest charged on these advances is J$33,882,000 (2001 – J$31,323,000). Interest accrued on these advances is US$15,000 (2001 - US$957,000) and TT$4,311,000 (2001 – NIL). None of the advances are secured on the assets of the company.

Balances with related parties are shown in notes 17 and 22.

Thousands of Jamaican dollars | Group

11. Property, Plant and Equipment

	Land and Buildings	Plant, Machinery, Equipment and Motor Vehicles	Office and Furniture Equipment	Capital Work in Progress	Total
At 31 December 2002					
Cost or valuation	929,084	2,498,529	165,982	62,194	3,655,789
Accumulated depreciation	(306,900)	(964,660)	(106,133)	-	(1,377,693)
Net book value	622,184	1,533,869	59,849	62,194	2,278,096
Net Book Value					
1 January 2002	628,242	1,401,753	72,068	208,473	2,310,536
Additions	18,640	13,840	5,745	121,694	159,919
Transfers	-	267,973	-	(267,973)	-
Disposals and adjustments	-	(1,325)	-	-	(1,325)
Depreciation charge	(24,698)	(148,372)	(17,964)	-	(191,034)
31 December 2002	622,184	1,533,869	59,849	62,194	2,278,096
At 31 December 2001					
Cost or valuation	910,446	2,219,023	160,238	208,473	3,498,180
Accumulated depreciation	(282,204)	(817,270)	(88,170)	-	(1,187,644)
Net book value	628,242	1,401,753	72,068	208,473	2,310,536
Net Book Value					
1 January 2001	648,610	1,476,901	72,718	130,574	2,328,803
Additions	1,075	58,360	15,784	77,899	153,118
Acquisition in subsidiary (Note 27)	5,000	-	-	-	5,000
Disposals and adjustments	(758)	1,669	(1,364)	-	(453)
Depreciation charge	(25,685)	(135,177)	(15,070)	-	(175,932)
31 December 2001	628,242	1,401,753	72,068	208,473	2,310,536

Thousands of Jamaican dollars **Parent**

11. Property, Plant and Equipment (Continued)

	Land and Buildings	Plant, Machinery, Equipment and Motor Vehicles	Office and Furniture Equipment	Capital Work in Progress	Total
At 31 December 2002					
Cost or valuation	832,317	2,427,714	164,869	50,802	3,475,702
Accumulated depreciation	(291,602)	(908,457)	(105,197)	-	(1,305,256)
Net book value	540,715	1,519,257	59,672	50,802	2,170,446
Net Book Value					
1 January 2002	544,001	1,381,368	71,779	205,911	2,203,059
Additions	18,628	12,298	5,745	112,864	149,535
Transfers	-	267,973	-	(267,973)	-
Disposals and adjustments	-	(1,325)	-	-	(1,325)
Depreciation charge	(21,914)	(141,057)	(17,852)	-	(180,823)
31 December 2002	540,715	1,519,257	59,672	50,802	2,170,446
At 31 December 2001					
Cost or valuation	813,690	2,149,750	159,125	205,911	3,328,476
Accumulated depreciation	(269,689)	(768,382)	(87,346)	-	(1,125,417)
Net book value	544,001	1,381,368	71,779	205,911	2,203,059
Net Book Value					
1 January 2001	565,571	1,451,627	70,955	130,574	2,218,727
Additions	1,075	61,755	15,783	71,981	150,594
Disposals and adjustments	-	(3,809)	-	3,356	(453)
Depreciation charge	(22,645)	(128,205)	(14,959)	-	(165,809)
31 December 2001	544,001	1,381,368	71,779	205,911	2,203,059

In August 1999, Caribbean Cement Company Limited entered into a sale and operating leaseback transaction with a third party involving certain of its machinery and equipment having a net book value of $1,406,873,000. A gain of $1,139,232,000, representing the difference between the net fair value of the assets and the sale proceeds, was realised and is being amortised on a straight line basis over ten years which is the term of the resulting operating lease (note 6). The lease period may be terminated on its fifth anniversary. Lease payments for the first year amount to US$9,632,000 and US$10,345,000 in each of the following four years. (Note 30 b).

Thousands of Jamaican dollars	Group		Parent	
	2002	2001	2002	2001
12. Investments				
At cost				
Subsidiaries				
Jamaica Gypsum and Quarries Limited 375,000,000 ordinary shares of $0.01 each	-	-	79,000	79,000
Rockfort Mineral Bath Complex Limited 21,000,000 ordinary shares of $0.01 each	-	-	20,010	20,010
Caribbean Gypsum Company Limited 1,000 ordinary shares of $2.00 each	-	-	4,000	4,000
Other				
Jamaica Production Fund Limited 5,000,000 ordinary shares of $1.00 each	5,000	5,000	5,000	5,000
Port Royal Development Company Limited 5,000 ordinary shares of US$10.00 each	1,775	1,775	1,775	1,775
	6,775	6,775	109,785	109,785

These financial statements include the following subsidiaries:

Subsidiaries	Country of Incorporation	Ownership Level
Jamaica Gypsum and Quarries Limited	Jamaica	100%
Rockfort Mineral Bath Complex Limited	Jamaica	100%
Caribbean Gypsum Company Limited	Jamaica	100%

13. Long Term Receivable

	Group 2002	Group 2001	Parent 2002	Parent 2001
Long term receivable	470	470	470	470

This amount represents contributions to the National Housing Trust and is recoverable from 2003 to 2004.

Thousands of Jamaican dollars	Group		Parent	
	2002	2001	2002	2001

14. Deferred Taxation

(a) Movements on the deferred taxation account

	Group 2002	Group 2001	Parent 2002	Parent 2001
Balance at 1 January	(21,010)	(121,577)	(21,010)	(121,577)
Decrease for the year (Note 7)	151,311	100,567	151,311	100,567
Balance at 31 December	130,301	(21,010)	130,301	(21,010)

Based on a review of the financial results of the parent company subsequent to the financial restructuring, the purchase of power from the national grid, and the refurbishment of the kiln 4 production line, in addition to a review of the five year profit projection, the directors are of the opinion that the company will generate sufficient taxable profits in the near future against which the unused tax losses can be utilized. These tax losses together with the effect of other timing differences, have resulted in the parent company having a deferred tax liability at 31 December 2002 of approximately $130,301,000 and deferred tax asset at 31 December 2001 of $21,010,000.

In recognition of its projected future earnings (and in keeping with the International Accounting Standard 12 – Income Taxes), the company decided to account for the deferred tax asset / liability in its financial statements. Consequently, this amount is recorded in the company's balance sheet.

(b) Sources of Deferred Tax Liability/(Asset)

	Group 2002	Group 2001	Parent 2002	Parent 2001
Accelerated tax depreciation :				
Balance at 1 January	420,516	405,901	420,516	405,901
Charge to earnings	2,674	14,615	2,674	14,615
Balance at 31 December	423,190	420,516	423,190	420,516
Tax losses carry forward and net :				
Provisions balance at 1 January	(372,248)	(492,600)	(372,248)	(492,600)
Charge to earnings	159,559	120,352	159,559	120,352
Balance at 31 December	(212,689)	(372,248)	(212,689)	(372,248)
Other adjustments	(80,200)	(69,278)	(80,200)	(69,278)
Net Balance at 31 December	130,301	(21,010)	130,301	(21,010)

Thousands of Jamaican dollars	Group		Parent	
	2002	2001	2002	2001
15. Inventories				
Plant spares	378,276	396,194	370,048	393,443
Consumables	218,208	153,802	218,208	153,802
Raw materials and work in progress	235,244	198,820	226,941	190,327
Finished goods	113,316	106,585	113,316	106,585
Goods in transit	2,251	10,317	2,251	10,317
	947,295	865,718	930,764	854,474
16. Receivables and Prepayments				
Trade receivables	10,414	12,092	6,122	124
Sundry receivables and prepayments	67,621	62,387	63,132	59,946
Deferred expenditure	9,134	14,997	9,134	14,997
	87,169	89,476	78,388	75,067
17. Due from Related Companies				
TCL Cement Limited	4,282	6,312	1,570	-
TCL Trading Limited	9,137	-	9,137	-
Arawak Cement Company Limited	8,567	14,048	7,564	11,986
	21,986	20,360	18,271	11,986
18. Cash and Short Term Deposits				
Cash at bank and in hand	175,224	47,120	173,404	40,166
19. Borrowings				
The interest rate exposure of the borrowings are as follows:				
Total borrowings:				
At fixed rates	85,570	181,752	82,932	179,115
At floating rates	18,647	128,494	18,647	128,494
	%	%	%	%
Weighted average effective interest rates:				
Bank overdrafts	22.0	22.0	22.0	22.0
Bank borrowings (US$ loans)	6.5	6.5	6.5	6.5
Parent company	10.0	10.0	10.0	10.0
Other	9.25	9.25	9.25	9.25

Thousands of Jamaican dollars	Group		Parent	
	2002	2001	2002	2001
20. Bank Advances				
Overdrafts	18,647	128,494	18,647	128,494

The advances are unsecured.

21. Payables and Accruals				
Sundry payables and accruals	380,415	327,168	369,892	321,226
Trade payables	152,289	106,137	152,289	106,137
Operating lease payable	175,045	163,059	175,045	163,059
Technical assistance fees	60,912	60,912	60,912	60,912
Statutory obligations	49,569	64,964	49,569	64,964
	818,230	722,240	807,707	716,298

22. Due to Parent and Related Companies				
TCL Services Limited	1,984	1,848	1,984	1,848
TCL Cement Limited	455,697	501,014	455,697	501,014
TCL Nevis Limited	61,880	63,553	61,880	63,553
TCL Packaging Limited	41,820	54,592	41,820	54,592
Arawak Cement Company Limited	37	8,113	37	8,113
TCL Trading Limited	-	14,365	-	14,365
	561,418	643,485	561,418	643,485

Thousands of Jamaican dollars			Group		Parent	
			2002	2001	2002	2001
23. Medium and Long Term Loans						
Amounts repayable within:						
One year			85,012	100,007	82,932	98,208
Two years			250	81,158	-	80,908
Three years			250	250	-	-
Four years			58	250	-	-
Five years and over			-	87	-	-
			85,570	181,752	82,932	179,115
Current portion			85,012	100,007	82,932	98,208
			558	81,745	-	80,908

The rate of interest charged on the various loans are in the range 0% - 9.25%.

The Government of Jamaica has agreed in their letter dated 1 February 2000 to reschedule the principal and interest into three equal annual payments commencing 31 January 2001. These loans total approximately $54,852,000.

None of the above loans are secured on the assets of the company.

The fair values of these instruments approximate their carrying amounts.

Loans are as follows:

	%	Repayable	Group 2002	Group 2001	Parent 2002	Parent 2001
Standard Chartered Bank New York:						
(i) US$0.527 million	7	2003	8,915	24,916	8,915	24,916
(ii) US$0.185 million	7	2002	-	8,793	-	8,793
(iii) US$0.755 million	7	2003	19,165	35,704	19,165	35,704
			28,080	69,413	28,080	69,413
Government of Jamaica	$9^{1}/_{4}$	2003	54,852	109,702	54,852	109,702
National Investment Bank of Jamaica	Nil	2002-2006	2,638	2,637	-	-
			85,570	181,752	82,932	179,115

Thousands of Jamaican dollars	Group		Parent	
	2002	2001	2002	2001
24. Dividend				
Capital distribution -				
Proposed				
- 5 cents per ordinary stock unit	-	42,557	-	42,557

The dividend is subject to withholding tax.

These financial statements do not reflect proposed dividends which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 31 December 2003.

25. Share Capital and Share Premium

	2002	2001
Authorised :		
Ordinary shares of $0.50 each	675,000	675,000
Issued and fully paid :		
Ordinary stock units of $0.50 each	425,569	425,569

	Number of Stock Units (thousands)	Ordinary Stock Units $'000	Share Premium $'000	Total $'000
At 31 December 2001	851,138	425,569	1,383,268	1,808,837
At 31 December 2002	851,138	425,569	1,383,268	1,808,837

26. Revaluation Reserve

	Group 2002	Group 2001	Parent 2002	Parent 2001
Balance at 1 January	732,580	780,042	732,580	780,042
Realised during the year	(47,462)	(47,462)	(47,462)	(47,462)
	685,118	732,580	685,118	732,580

In August 1999, Caribbean Cement Company Limited entered into a sale and operating leaseback transaction with a third party involving certain of its machinery and equipment. This transaction resulted in the realisation of an existing revaluation reserve of approximately $474,618,000. This realised revaluation reserve is being amortised on a straight line basis over ten years which is the term of the resulting operating lease.

Thousands of Jamaican dollars

27. Acquisition

In November 2001 the company acquired 100% of the share capital of Caribbean Gypsum Company Limited. Caribbean Gypsum has substantial reserves of gypsum and anhydrite which are important raw materials in cement manufacturing. The company is presently not in operation.

Details of net assets acquired and capital reserve are as follows:

Cash paid	3,400
Fair value of shares previously held	600
Total purchase consideration	4,000
Fair value of net assets acquired	4,268
Capital reserve	268

The assets and liabilities arising from the acquisition are as follows:

Cash and cash equivalents	1
Land (Note 11)	5,000
	5,001
Payables	(733)
Fair value of net assets acquired	4,268
Capital reserve	(268)
Total purchase consideration	4,000
Less:	
Discharged by shares previously held	(600)
Cash and cash equivalents in subsidiary acquired	(1)
Cash outflow on acquisition	3,399

28. Contingencies

a) A claim was made by the company in 1987 against the National Limestone and Quarries Limited for monies due and owing. National Limestone and Quarries Limited has counter-claimed for damages in respect of an alleged breach of contract. The amount of counter-claim is $7,400,000.

In the opinion of the directors and the company's attorneys, this counter claim is unlikely to succeed and no material losses are likely to be sustained. Accordingly, no provision has been made for either the claim or counter claim in these financial statements.

b) There are certain pending legal actions and other claims against the company. It is the opinion of the directors, based on the information provided by the company's attorneys at law, that the liability, if any, arising out of these claims is not likely to be material. Accordingly, no provision has been made in these financial statements.

Thousands of Jamaican dollars

29. Financial Instruments

Fair value

The fair value of cash and bank balances, short term deposits, receivables, related company balances payables and other liabilities approximates their carrying amounts due to the short term nature of these instruments.

The fair value approximate the carrying amounts for long term receivable.

The fair values of medium and long term financing approximate their carrying amounts.

Credit risk

The group and the parent has no significant concentrations of credit risk. Cash and short-term deposits are placed with substantial financial institutions.

30. Commitments

(a) Capital

The group has capital commitments amounting to NIL (2001- $49,350,000).

(b) Operating Leases

During 1999, the parent company sold certain of its machinery and equipment and entered into an operating lease for ten years ending 25 August 2009. The balance of the commitment under this lease is US$72,416,000 and is payable semi-annually in United States dollars.

The parent company also has other operating leases of which certain amounts are payable in United States dollars.

In the year ending 31 December:

	Machinery and Equipment Lease US$	Other Leases US$	Other Leases J$
2003	10,345,000	40,000	4,351,000
2004	10,345,000	10,000	4,182,000
2005	10,345,000	-	1,511,000
2006	10,345,000	-	1,092,000
2007 - 2009	31,035,000	-	-

Thousands of Jamaican dollars	Group		Parent	
	2002	2001	2002	2001

31. **Pension Plan**

The parent company participates in a defined contribution pension scheme which is managed by an independent party, Life of Jamaica Limited. This scheme is mandatory for all categories of permanent employees. Contributions are 10% of pensionable salary for both employee and employer. The amount of annual pension at any date shall be that pension which can be secured by the accumulated contribution plus interest to that date. The group's contributions in the year amounted to $24,108,000 (2001 - $24,193,000).

32. **Limestone Reserve**

The major raw material used in the cement manufacturing process is limestone. The limestone requirements of the parent company are met from reserves in land leased from the Government of Jamaica. The lease term has 46 years remaining but exploitable reserves are expected to have a life of 176 years based on the current extraction rate. Deep reserves have a further exploitable life of approximately 130 years. These limestone reserves are not accounted for in these financial statements.

33. **Net Foreign Currency Exposures**

The net foreign currency exposures as at year end are as follows, asset/(liability)

	Group 2002	Group 2001	Parent 2002	Parent 2001
United States ($)				
Cash	1,175	822	1,171	751
Other balances	(9,417)	(16,120)	(9,510)	(16,120)
	(8,242)	(15,298)	(8,339)	(15,369)
Trinidad & Tobago ($)				
Other balances	(26,338)	-	(26,338)	-
Euros (€)				
Other balances	515	-	515	-

Parent Company Profit & Loss Account

Year ended 31 December 2002

Thousands of Jamaican dollars	Notes	2002	2001
Revenue		3,630,408	3,061,060
Operating profit	3	678,533	515,390
Finance costs – net	5	(115,761)	(124,367)
Profit before taxation		562,772	391,023
Taxation	7	(151,311)	(100,567)
Profit after taxation	8	411,461	290,456
		Cents	Cents
EARNINGS PER ORDINARY STOCK UNIT	9	48.3	34.1

The attached statements and notes set out on pages 26 to 45 form an integral part of these financial statements.

Parent Company Balance Sheet

31 December 2002

Thousands of Jamaican dollars	Notes	2002	2001
Non-Current Assets			
Property, plant and equipment	11	2,170,446	2,203,059
Investments	12	109,785	109,785
Long term receivable	13	470	470
Due from subsidiaries		737,748	715,603
Deferred tax asset	14	-	21,010
		3,018,449	**3,049,927**
Current Assets			
Inventories	15	930,764	854,474
Receivables and prepayments	16	78,388	75,067
Due from related companies	17	18,271	11,986
Taxation recoverable		22,386	21,301
Cash and short term deposits	18	173,404	40,166
		1,223,213	**1,002,994**
Current Liabilities			
Bank advances	20	18,647	128,494
Payables and accruals	21	807,707	716,298
Due to parent and related companies	22	561,418	643,485
Current portion of loans	23	82,932	98,208
Dividend proposed	24	-	42,557
		1,470,704	**1,629,042**
Working Capital Deficit		**(247,491)**	**(626,048)**
Non-current liability			
Medium and long term financing	23	-	80,908
Deferred tax liability	14	130,301	-
		130,301	**80,908**
Total Net Assets		**2,640,657**	**2,342,971**
Stockholders' Equity			
Share capital	25	425,569	425,569
Reserves		1,458,462	1,047,001
		1,884,031	**1,472,570**
Deferred Gain	6	756,626	870,401
Company's Equity		**2,640,657**	**2,342,971**

The attached statements and notes set out on pages 26 to 45 form an integral part of these financial statements.

Approved on behalf of the Board

Dr. Rollin Bertrand — Director

Hollis Hosein — Director



PARENT COMPANY STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2002

Thousands of Jamaican dollars	Share Capital	Share Premium	Revaluation Reserve	Realised Capital Gain	Accumulated (Losses)	Total Reserves	Stockholders' Equity
Balance at 1 January 2002	**425,569**	**1,383,268**	**732,580**	**253,291**	**(1,322,138)**	**1,047,001**	**1,472,570**
Net profit for the year	-	-	-	-	411,461	411,461	411,461
Transfer of realised gain (Note 6)	-	-	-	113,775	(113,775)	-	-
Amortisation for the year (Note 26)	-	-	(47,462)	47,462	-	-	-
Balance at 31 December 2002	**425,569**	**1,383,268**	**685,118**	**414,528**	**(1,024,452)**	**1,458,462**	**1,884,031**
Balance at 1 January 2001 -							
As previously reported	**425,569**	**1,383,268**	**780,042**	**134,611**	**(1,425,135)**	**872,786**	**1,298,355**
Prior year adjustments	-	-	-	-	(73,684)	(73,684)	(73,684)
As restated	425,569	1,383,268	780,042	134,611	(1,498,819)	799,102	1,224,671
Net profit for the year	-	-	-	-	290,456	290,456	290,456
Transfer of realised gain (Note 6)	-	-	-	113,775	(113,775)	-	-
Amortisation for the year (Note 26)	-	-	(47,462)	47,462	-	-	-
Transfer to profit and loss account	-	-	-	(42,557)	42,557	-	-
Dividends (Note 24)	-	-	-	-	(42,557)	(42,557)	(42,557)
Balance at 31 December 2001	**425,569**	**1,383,268**	**732,580**	**253,291**	**(1,322,138)**	**1,047,001**	**1,472,570**

Parent Company Statement of Cash Flows

Year ended 31 December 2002

Thousands of Jamaican Dollars	2002	2001
Operating Activities		
Profit after taxation	411,461	290,456
Adjustments to Reconcile Net Profit to Net Cash Generated		
Depreciation	180,823	165,809
Write back of provision for inventories	(1,639)	(13,989)
Amortisation of deferred gain and charges	(113,775)	(113,775)
Gain on disposal of fixed assets	(52)	(1,138)
Deferred taxation	151,311	100,567
	628,129	427,930
Increase/(decrease) in:		
Inventories	(74,651)	(81,583)
Receivables	(3,321)	3,715
Payables and accruals	91,409	(193,756)
Due from/(to) parent and related companies	(88,352)	136,459
Due from subsidiaries	(22,145)	(4,341)
Taxation	(1,085)	(652)
Proposed dividend paid	(42,557)	-
Net Cash Generated by Operating Activities	**487,427**	**287,772**
Investing Activities		
Acquisition of subsidiary	-	(3,400)
Additions to fixed assets	(149,535)	(150,594)
Net Cash Used in Investing Activities	**(149,535)**	**(153,994)**
Financing Activities		
Repayment of long term loans	(96,184)	(93,649)
Proceeds from disposal of fixed assets	1,377	1,591
Dividends	-	(42,557)
Net Cash Used in Financing Activities	**(94,807)**	**(134,615)**
Increase/(Decrease) in Bank Advances	243,084	(837)
Bank Advances – Beginning of Year	**(88,328)**	**(87,491)**
Cash and Short Term Funds/(Bank Advances) – End of Year	**154,757**	**(88,328)**
Represented by		
Cash and Short Term Funds	173,404	40,166
Bank Advances	(18,647)	(128,494)
	154,757	**(88,328)**

NOTES


CARIB-CEMENT

CARIBBEAN CEMENT COMPANY LIMITED


FORM OF PROXY - 2003

I/We ____
(Name of Shareholder)

of ____
(Address)

being a member(s) of the above named Company, hereby appoint ______________________
(Name of Proxy)

____ or failing him/her
(Address)

____ of
(Name of Proxy)

____
(Address)

as my/our Proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on April 29, 2003 and at any adjournment thereof.

Signed this ________ day of ________________ 2003

______________________________ (Signature)

Please indicate with an "X" in the spaces below how you wish your Proxy to vote on the resolutions listed below. Unless otherwise instructed, the Proxy will vote as he thinks fit.

RESOLUTION		For	Against
Resolution 1:	(a)		
	(b)		
Resolution 2:			
Resolution 3:	(a)		
	(b)		
	(c)		
	(d)		
Resolution 4:			

Please affix $100 postage stamp here

Note:

1. To be valid, this Form of Proxy must be lodged at the Registered Office of the Company not less than forty-eight hours before the meeting.
2. Any alteration in this Form of Proxy shall be initialed.
3. In the case of joint holders, the signature of one holder will be sufficient but the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other jointholders, seniority being determined by the order in which the names stand on the register.
4. If the appointer is a Corporation, this Form of Proxy must be executed under its Common Seal.
5. Please affix a $100.00 postage stamp in the space provided above.

Postal address: CARIBBEAN CEMENT COMPANY LIMITED
P.O. Box 448 Kingston

Registered Office: Rockfort, Kingston

A member of the


TCL

Group

Printed by Phoenix Printery Ltd.